February 27, 2014

Via Edgar Correspondence

Steve Lo

Staff Accountant
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

HK Battery Technology, Inc.

Form 8-K

Filed February 19, 2014

File No.  000-52636

Dear Sir:

This letter is in response to the comments contained in the Staff’s letter to HK Battery Technology, Inc. (the “Company”), dated February 20, 2014 (the “Staff’s Letter”), concerning the Company’s Current Report on Form 8-K (File No. 000-52636), (the “8-K”) filed with the Securities and Exchange Commission. We have filed an amendment to the 8-K (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Form 8-K

Item 4.01(a) Change in Registrant’s Certifying Accountant

1. Please revise to include the disclosure required by Item 304(a)(1)(iv) of Regulation S-K as it relates to Sadler, Gibb and Associates, LLP for the period from their appointment to their dismissal.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

2. Please obtain and file a revised letter from your former accountant stating whether the accountant agrees with the revised statements in your amendment made in response to the Item 304(a) and, if not, stating the respect to which it does not agree.

In response to the Staff’s comment, the Company has obtained and filed a revised letter from the Company’s former accountant with the Amendment.

If  you have any questions please do not hesitate to contact the undersigned at (626) 683-7330, Bryan Wasser of Richardson & Patel LLP at (310) 208-1182 or by email at bwasser@richardsonpatel.com.

Sincerely,

HK BATTERY TECHNOLOGY, INC.

By: /s/ Jianguo Xu

      Jianguo Xu

      Chief Executive Officer